UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38712

J and Friends Holdings Limited

Room 02/a, 7/F, A T Tower, 180 Electric Road

North Point, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

On April 27, 2026, J and Friends Holdings Limited filed the registration statement on Form F-3 (No. 333-295334) (the “Form F-3”) with the Securities and Exchange Commission. A form of indenture included as Exhibit 4.5 hereto is hereby incorporated by reference into, and forms a part of, the Form F-3.

EXHIBIT INDEX

Exhibit No.	Description
4.5	Form of Indenture

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J and Friends Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: May 7, 2026